TD BANK GROUP DECLARES DIVIDENDS
(all amounts in Canadian dollars)
TORONTO – December 5, 2024 -

The Toronto

-Dominion Bank (the "Bank") today announced that a dividend

in an
amount of one dollar and five cents ($1.05) per fully paid common share in the capital stock of the Bank has been
declared for the quarter ending January 31, 2025, payable

on and after January 31,

2025, to shareholders of record at the
close of business on January 10, 2025.
In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends
reinvested in additional

common shares of the Bank in accordance with the Dividend

Reinvestment Plan (the “Plan”).
Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market

or issue
them from treasury.

If issued from treasury,

the Bank may decide to apply a discount of up to 5% to

the Average Market
Price (as defined in the Plan) of the additional shares.

For the January 31,

2025 dividend, the Bank will issue the
additional shares from treasury,

with no discount.
Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an Enrolment Form from
TSX Trust Company (1-800-387-0825)

or on the Bank's website, www.td.com/investor/drip.jsp.

In order to participate in
the Plan in time for this dividend, Enrolment Forms for

registered holders must be received by TSX Trust

Company at
P.O.

Box 4229, Postal Station A, Toronto,

Ontario, M5W 0G1, or by facsimile at 1-888-488-1416,

before the close of
business on January 10, 2025.

Beneficial or non-registered holders of the Bank's

common shares wishing to join the Plan
must contact their financial

institution or broker for instructions on how to enroll in

advance of the above date.
Registered holders who participate in the Plan and who wish to terminate that participation so that cash dividends

to
which they are entitled to be paid on and after January

31, 2025 are not reinvested in common shares under the

Plan
must deliver written notice to TSX Trust

Company at the above address by no later

than January 10, 2025.

Beneficial or
non-registered holders who participate in the Plan and

who wish to terminate that participation so that cash dividends to
which they are entitled to be paid on and after January

31, 2025 are not reinvested in common shares under

the Plan
must contact their financial institution or broker for instructions on how to terminate participation in the Plan in advance

of
January 10, 2025.
The Bank also announced that dividends have been declared

on the following Non-Cumulative Redeemable Class

A First
Preferred Shares of the Bank, payable on and after January 31,

2025, to shareholders of record at the close of business
on January 10, 2025:

●

Series 1, in an amount per share of $0.310625;
●

Series 5, in an amount per share of $0.24225;
●

Series 7, in an amount per share of $0.2000625;
●

Series 9, in an amount per share of $0.202625;
●

Series 16, in an amount per share of $0.3938125; and
●

Series 18, in an amount per share of $0.3591875.
The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation advises

that the dividend
declared for the quarter ending January 31, 2025 and

all future dividends will be eligible dividends unless indicated
otherwise.
About TD Bank Group
The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD" or the "Bank").

TD is the
sixth largest bank in North America by assets and serves

over 27.9 million customers in four key businesses operating in
a number of locations in financial centres around the globe: Canadian

Personal and Commercial Banking, including TD
Canada Trust and TD Auto Finance Canada;

U.S. Retail, including TD Bank, America's Most Convenient

Bank®,
TD

Auto Finance U.S., TD Wealth (U.S.), and an

investment in The Charles Schwab Corporation; Wealth

Management
and Insurance, including TD Wealth (Canada),

TD Direct Investing, and TD Insurance; and Wholesale

Banking, including

TD Securities and TD Cowen. TD also ranks among the world's

leading online financial services firms, with more than

17
million active online and mobile customers. TD had $2.06 trillion in assets on October 31, 2024. The Toronto

-Dominion
Bank trades under the symbol "TD" on the Toronto

and New York

Stock Exchanges.
For more information contact:

Jennifer dela Cruz
Senior Legal Officer,

Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Elizabeth Goldenshtein
Senior Manager, Corporate

Communications
(416) 994-4124